Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Santa Fe Gold Corp.:

We consent to the incorporation by reference in the Form 10-12g of Santa Fe Gold Corp. as to our report dated May 14, 2021 with respect to the Balance Sheets of Santa Fe Gold Corp. as of June 30, 2019 and 2019 and the related Statements of Operations, Statement of Shareholders’ Deficit and Statement of Cash Flows for the period then ended. Our report dated May 14, 2021, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

/s/ TAAD LLP

Diamond Bar, California

May 14, 2021